[TK LETTERHEAD]
October 31, 2007
VIA EDGAR TRANSMISSION
Mr. Craig Slivka
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Re:	Carrington Laboratories, Inc.
Registration Statement on Form S-1 filed September 6, 2007
Annual Report on Form 10-K for fiscal year end December 31, 2006
Quarterly Report on Form 10-Q for the quarter end June 30, 2006

Definitive Proxy Statements on Schedule 14A filed on April 19, 2007 and June 6, 2007
Dear Mr. Slivka,
     On behalf of Carrington Laboratories, Inc. (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Act”), and the applicable rules and regulations under the Act, Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (“Registration Statement”). We have the following responses to the comments of the staff of the Securities and Exchange Commission contained in your letter of October 3, 2007 to Carlton E. Turner. Our responses are based upon information provided to us by the Company and are numbered to correspond to the numbers used to designate the staff’s comments in your comment letter.
Registration Statement on Form S-1
General
1.	Given the nature and size of the transaction being registered, advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). We note that it appears that the number of shares issuable upon exercise of the warrants and debentures would constitute a significant portion of your outstanding common stock. Accordingly, it appears that this transaction may not comport with the requirements of an at the market secondary shelf offering but may be an indirect primary offering. See, e.g. Manual of Publicly Available Telephone Interpretations, Securities Act Section 415, no. 29 (July 1997). Please note that in reaching this determination, we have disregarded the applicability of beneficial ownership caps, as these contractual arrangements do not affect our determination of what constitutes a valid secondary shelf offering. We also note that the number of shares being

Craig Slivka
Securities and Exchange Commission
October 31, 2007

registered in this transaction is substantially more than the number of shares held by non-affiliates. Please also give consideration to your eligibility to conduct a primary offering on a delayed or continuous basis under Rule 415(a)(1)(x) of the Securities Act.
Response: Under Rule 415(a)(1)(i), securities may be registered for an offering to be made on a continuous or delayed basis in the future, as long as the registration statement pertains only to “securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” The shares being registered in the Registration Statement are not being registered on behalf of the Company, but rather on behalf of the named selling stockholders, none of which is a subsidiary of the Company, or of which the Company is a subsidiary. Therefore, we respectfully submit that the sales by the selling stockholders are appropriately characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) and does not constitute an indirect primary offering.
     In our determination of shares to be registered, we have applied the specific circumstances of the transaction to the factors identified by the Division of Corporation Finance in its Manual of Publicly Available Telephone Interpretations, Section D, Interpretation Number 29, as factors it considers in determining whether a secondary offering is in substance an indirect primary offering by an issuer. Given the totality of the circumstances, we believe that the registration of the shares complies with Rule 415(a)(1)(i). The Section D.29 Interpretation states, in relevant part, as follows:
“The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the Selling Stockholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”
Below is a discussion of each of these points which we believe supports our conclusion that the offering should be characterized as a traditional secondary offering, rather than an indirect primary offering:
     1. Length of time the selling stockholders have held the shares.
     The debentures and warrants issued on April 27, 2007 have been held by the selling stockholders for six months and the debentures and warrants issued on August 27, 2007 have been held by the selling stockholders for two months. All of the debentures and warrants are currently exercisable into shares of the Company’s common stock, however, considering the interest rate payable on the debentures and the conversion and exercise prices of the debentures and warrants in light of the current market price of the Company’s common

Craig Slivka
Securities and Exchange Commission
October 31, 2007

stock, there is no incentive for any of the selling stockholders to convert the debentures or warrants into shares of common stock in the near future.
     2. The circumstances under which the selling stockholders received the securities.
     The Company issued the debentures and warrants to the selling stockholders in one properly conducted and completed private-investment, public-equity transaction with two closings. The transaction was fully negotiated by the parties and their counsel at arms’ length. The Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Section 3S(b) (Supplement — March 1999) (the “Section 3S(b) Interpretation”) states in relevant part as follows:
“In a PIPE transaction (private-investment, public-equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the staff’s PIPEs analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied.”
Under the Section 3S(b) Interpretation, there are two significant criteria that must be met in order for the shares of common stock underlying convertible securities issued in a PIPE transaction to be properly registered for resale as a valid secondary offering. First, the issuance of the convertible securities must have been made in a transaction exempt pursuant to Section 4(2) under the Securities Act. Secondly, the private placement must be “completed.” (See also, Black Box Incorporated, SEC No-Action Letter (June 26, 1990) regarding “completed” private placement transactions).
     a. Section 4(2)-Exempt Sale
     The shares sought to be registered on behalf of the selling stockholders were issued in exempt transactions pursuant to Section 4(2) of the Securities Act, based on the safe-harbor to Section 4(2) provided by Rule 506 of Regulation D promulgated under the Securities Act. This exemption was claimed on the basis that none of the transactions involved a public offering and the selling stockholders were all “accredited investors” as that term is defined in Rule 501(a) of Regulation D. Appropriate investment representations were obtained from each selling stockholder. As a result the shares were issued in exempt transactions pursuant to Section 4(2) under the Securities Act.

Craig Slivka
Securities and Exchange Commission
October 31, 2007

     b. “Completed” Offering
     The Section 3S(b) Interpretation discussed above, as well as the Division of Corporation Finance’s position in the Black Box Incorporated No-Action Letter, make it clear that a private placement is “completed” if commitments are in place from all investors subject only to conditions outside of their control so that there is no further investment decision. The selling stockholders became irrevocably bound to purchase the debentures and the warrants for set purchase prices upon the execution of the respective transaction documents with the Company. On each such date, the full purchase price (but for the exercise price) was paid by each respective selling stockholder. The selling stockholders were, and continue to be, at market risk as of and at all times after such transactions were consummated.
     3. Their relationship to the Issuer.
     The Company has no relationship with any selling stockholder other than as a potential stockholder. The selling stockholders do not have representation on the Company’s board of directors and are not otherwise individually affiliated with the Company. Additionally, except for shares of common stock that may be issued to certain selling stockholders as payment of principal and interest pursuant to the terms of the debentures and as a result of adjustments by reason of certain issuances of common stock or other convertible securities at prices below the existing exercise or conversion prices of the outstanding warrants and debentures or then-current market value of the Company’s common stock, until the debentures and warrants are exercised, the selling stockholders do not have the right to vote with respect to the warrants and debentures. In addition, to the Company’s knowledge, the selling stockholders are unaffiliated private equity investors who have not indicated any intention to act in concert.
     By the terms of the securities acquired, no selling stockholder can own more than 4.99% of the outstanding common stock, computed in accordance with the beneficial ownership rules of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the agreements all provide that this provision cannot be amended. It is well settled case law that such restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934. The Commission has always been a strong supporter of this position, See: Amicus Brf. of Sec. Exc. Comm., in Levy v. Southbrook Int’l., No. 00-7630. Within that brief we note the discussion cited by the Commission at p.9-10, in reference to the district court case. The court was confident that Section 16(b) “was not intended to reach this hypothetical investor” because such an interpretation “would extend the statute’s sweep beyond those with insider power and information”(emphasis added). Although the Company’s concern does not relate to Section 16(b), the importance of the position that such holders do not possess insider control is equally applicable. Similar case law with respect to the applicability of ownership caps can be found for Rule 13d-3. See e.g. Global Intellicom, Inc. v. Thomson Kernaghan et. al., Fed. Sec. L. Rep. (CCH) ¶90,534 (U.S.D.Ct S.D.N.Y 1999).

Craig Slivka
Securities and Exchange Commission
October 31, 2007

     4. The amount of shares involved.
     As a result of conversations with the Staff, we have reduced the number of shares the Company is registering to 2,926,922, approximately one-third of the shares held by non-affiliates.
     5. Whether the selling stockholders are in the business of underwriting securities.
     None of the selling stockholders are in the business of underwriting. As stated in the Registration Statement, the selling stockholders made investments in the Company and they are currently subject to the risk of ownership. They have been subject to the risk of ownership for their own accounts since the date of the closing of the transaction and will continue to bear the risk of ownership even after the Registration Statement is declared effective. Furthermore, the registration of the shares was a condition subsequent to each of the respective transactions, not a condition precedent. As a result, the selling stockholders bear the risk that the Company would be unable to register the securities, as well as the ongoing market risk of an investment in the Company.
     Additionally, the re-sale of the shares sought to be registered by the selling stockholders is not analogous to a primary offering by the Company. In a secondary offering, such as the one contained in the Registration Statement, the Company does not receive any proceeds from the re-sale of the securities. Each selling stockholder made an independent decision to invest in the Company and, at that time, the Company received the proceeds of the debentures and warrants issued. Upon re-sale of the shares by any of the selling stockholders, the Company will not receive any proceeds. In the future, the Company will only receive proceeds to the extent either of the warrant holders elect to make a second, independent decision to invest in the Company by exercising their warrants.
     Based on the foregoing, we respectfully submit that the Section D.29 Interpretation factors supports a finding of a secondary offering and, therefore, the registration is eligible to be made on a shelf basis under Rule 415(a)(1)(i).
2.	Regardless of whether it is appropriate to register this transaction as a resale under Rule 415(a)(1)(i), it is appropriate to register only the number of shares that you have in good faith determined that you are likely to issue upon conversion of the various securities, notwithstanding any contractual obligations you may have. Please tell us why 130% of what would have been issuable at the time of the private placements is your good faith estimate.
Response: As a result of conversations with the Staff, we have reduced the number of shares the Company is registering to 2,926,922, approximately one-third of the shares held by non-affiliates.

Craig Slivka
Securities and Exchange Commission
October 31, 2007

3.	It appears that you would be defined as an issuer of penny stock pursuant to Rule 3a51-1 of the Exchange Act; therefore, please amend your registration statement to include all information required by the Form S-1 as it appears that you are not eligible to incorporate information from your periodic reports by reference. Please refer to General Instruction VII.D.1.(c) of Form S-1. Please note that we have reviewed your periodic reports for the information required by the form and have commented accordingly. Please respond to our comments on your periodic reports by amending your registration statement. Please also revise your Item 17. Undertakings as well.
Response: As discussed with the Staff, we believe the Company should not be defined as an issuer of penny stock pursuant to the exemption from the definition of an issuer of penny stock provided by Rule 3a51-1(g). The Company has had net revenues of $27,406,000, $27,961,000 and $30,821,000 for each of its last three fiscal years, well in excess of the $6,000,000 average required by Rule 3a51-1(g).
4.	We note that you have described the warrants, debentures, and elements of the private placement transactions with the selling shareholders which gave rise to this offering in your definitive proxy statement for your July 19, 2007 special meeting. However, when amending your registration statement to include this information, please ensure that you clearly highlight the following:
•	the amount of each payment you made to or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship with regarding the transaction. This would include such things as liquidated damages, interest payments or finders fees;

•	total potential profit the selling shareholders could realize as a result of conversion adjustments;

•	comparison of the gross proceeds paid or payable to the issuer in the private transaction, all payments that have or may be required to be made by the issuer, and net proceeds to the issuer;

•	all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship with regarding the transaction;

•	the issuer’s intention and ability to make all note payments and details of the presence or absence of short selling by the selling shareholders;

•	a materially complete description of the relationship and arrangements that have existed between the issuer and selling shareholders, any affiliate of a

Craig Slivka
Securities and Exchange Commission
October 31, 2007

selling shareholder, or any person with whom any selling shareholder has a contractual relationship with regarding the transaction in the past three years.
     We may have additional comments upon review of your response.
Response: We have revised Amendment No. 1 to include the requested disclosure, except with respect to the total potential profit the selling shareholders could realize as a result of conversion adjustments as it is not possible to make this calculation.
5.	Please describe your policies and procedures for the review, approval, or ratification of transactions required to be reported under Item 404(a) of Regulation S-K. Disclose whether the policies and procedures are in writing, and if not, how such policies and procedures are evidenced. Please refer to Item 404(b)(l )(i)-(iv) of Regulation S-K.
Response: We have revised Amendment No. 1 to include the requested disclosure.
Recent Developments
6.	Please explain why Dr. Turner would propose to spin off DelSite. In addition, we note that at the time this registration statement was filed you had no specific plans about the timing or structure of the spinoff. However, please clarify when it is anticipated that the Board will consider the spinoff, and update remaining disclosure regarding the timing of the spinoff as necessary. Explain how you have met the requirements of Article 11 of Regulation S-X with respect to the presentation of pro forma financial information.
Response: We have revised Amendment No. 1 to delete the referenced disclosure. At this time no specific plans regarding the timing or structure of a spin off have been brought to the attention of the board of directors. Additionally, even after such presentation is brought to the board of directors, the board of directors would need to analyze, discuss and approve any such spin off.
Selling Shareholders
7.	Please disclose by footnote or otherwise the identity of the natural person or persons having sole or shared voting and investment control over the securities held by Iroquois Master Fund, Ltd.
Response: We have revised Amendment No. 1 to provide the requested disclosure.

Craig Slivka
Securities and Exchange Commission
October 31, 2007

8.	For selling stockholders that are affiliates of broker-dealers, the prospectus must state that: (1) the sellers purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that the sellers are also underwriters.
Response: We have revised Amendment No. 1 to remove the selling stockholders that are affiliates of broker-dealers in connection with the reduction in the number of shares that are being registered for resale, thus, we have not revised Amendment No. 1 to provide the requested disclosure.
Risk Factors
We will need to raise additional financing . . .
9.	Please separate the third paragraph of this risk factor into its own risk factor or combine it with subsequent risk factor dealing with your senior secured convertible debentures and if you are not currently in compliance with the financial covenants discussed, or expect to have difficulty meeting them, please disclose this.
Response: We have revised Amendment No. 1 to delete the third paragraph of this risk factor. We did not separate it into its own risk factor or include it with the subsequent risk factor as it was already covered in its entirety in the subsequent risk factor.
We have substantial indebtedness. . .
10.	Please disclose your current total indebtedness and your debt service requirements.
Response: We have revised Amendment No. 1 to provide the requested disclosure.
The breadth, validity and enforceability of patents . . .
11.	In order to make this risk factor more currently relevant, please disclose whether you have been involved in intellectual property disputes, which involved significant business interests of yours.
Response: We have revised Amendment No. 1 to provide the requested disclosure.
We are dependent on key personnel . . .
12.	Because most companies rely on their key personnel, this risk factor appears to be generic. Please disclose in more detail the unique risks you face in this regard or delete the risk factor.
Response: We have revised Amendment No. 1 to delete this risk factor.

Craig Slivka
Securities and Exchange Commission
October 31, 2007

We expect that our common stock will be delisted from NASDAQ . . .
13.	Please update this risk factor to the latest practicable date.
Response: We have revised Amendment No. 1 to provide the requested disclosure.
The market price for our common stock may be volatile . . .
14.	This risk factor appears generic. Please delete or revise to describe how the risks described are unique to you.
Response: We have revised Amendment No. 1 to describe how the risk is unique to the Company by providing historical prices over a 12-month period showing the volatility of the closing price per share of its common stock. We respectfully note that this is an important risk we want investors to understand prior to purchasing shares of the Company’s common stock.
Where You Can Find Additional Information
15.	We note the statement in third sentence of the first paragraph. Please be advised that the disclosure in your prospectus regarding the contents of any contract or other document should be materially complete and may not be qualified by reference to information outside of your prospectus. Please revise accordingly.
Response: We have revised Amendment No. 1 to delete this sentence.
Item 15. Recent Sales of Unregistered Securities
16.	Please disclose the facts relied upon to make the exemptions from registration for the transactions discussed available. Please refer to Item 701(d) of Regulation S-K.
Response: We have revised Amendment No. 1 to provide the requested disclosure.
Legal Opinion
17.	Please revise to remove the assumptions contained in paragraphs (ii) and (v) of the opinion.
Response: We have revised our legal opinion to delete assumptions (ii) and (v) and opinion 3.

Craig Slivka
Securities and Exchange Commission
October 31, 2007

Annual Report on Form 10-K for fiscal year ended December 31, 2006
Business
18.	We note that Medline may market other products under your trademarks and pay you a royalty. Please elaborate on this aspect of your business. For instance, what products not manufactured by you are marketed under your brands and what percentage of your revenue is generated from this part of your business?
Response: We have revised Amendment No. 1 to provide the requested disclosure.
19.	Please provide a greater sense of the competitive conditions that exist in your industry. For instance, what percentage of the market do you have for your services and products versus that of your major competitors? Disclose, to the extent known, the revenue and customer base of these competitors. Further, discuss the barriers to entry into your industry to the extent they exist and how they might affect your competitive position. Please refer to and provide the information required by Item 101(c)(x) of Regulation S-K.
Response: We have revised Amendment No. 1 to include the names of the Company’s major competitors, however, due to the fragmented nature of the specialty manufacturing industry, the Company is unable to estimate its market share for its products and services. In addition, the Company does not have information regarding the revenue and customer base of its competitors.
20.	For each business segment, disclose the information required by Items 101(c)(iv),(v),(vi),(vii) of Regulation S-K.
Response: We have revised Amendment No. 1 to include the requested disclosure.
Patents and Proprietary Rights
21.	Revise this section in your amended Form S-1 to clearly articulate which patents and intellectual property rights discussed in this section relate to current or proposed products as well as to those that have not yet been commercialized. Clarify the importance that each patent has to each business segment. Consider utilizing a tabular format to disclose this information. Please refer to Item 10l(c)(iv) of Regulation S-K.
Response: We have revised Amendment No. 1 to provide the requested disclosure.
Item 3. Legal Proceedings
22.	Please disclose a description of the factual basis alleged to underlie the proceeding involving Glamourpuss, Inc. Please refer to Item 103 of Regulation S-K.

Craig Slivka
Securities and Exchange Commission
October 31, 2007

Response: We have revised Amendment No. 1 to provide the requested disclosure.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Company Overview
23.	You discuss a continual decline in sales since 2004 to Natural Alternatives and Mannatech. Please revise your discussion to quantify each factor contributing to this downward trend in sales to these customers.
Response: We have revised Amendment No. 1 to provide the requested disclosure.
24.	We note from your disclosure that you entered into a three-year Supply and Trademark Licensing Agreement with Mannatech in January 2007 and based on this Agreement you anticipate the 2007 sales to be above the minimum levels as required by the agreement. Please revise your disclosure to include the anticipated minimum revenue expected for each of the three years.
Response: We have revised Amendment No. 1 to provide the requested disclosure for the next two years. We are unable to provide an anticipated minimum revenue for the third year as the pricing under the Supply and Trademark Licensing Agreement for the third year has not yet been negotiated and finalized.
Grant Awards
25.	In October 2004 DelSite received notification of a $6 million grant over a three-year period from the National Institute of Allergy and Infectious Diseases. We note that approximately $2.7 million of funds remain to be drawn under this grant. Please revise your disclosure to provide the date by which you have to complete the approved work. If you intend to file an extension, please disclose this fact and whether you believe you will receive such extension.
Response: We have revised Amendment No. 1 to provide the requested disclosure.
Key Performance Indicators
26.	You present your key performance indicators that you use to measure performance and manage your business. However, you provide no analysis of the key drivers contributing to the decrease in days sales outstanding or months inventory on hand. Please revise your filing to include an analysis of the changes in these performance measures, as you consider them key measures.
Response: We have revised Amendment No. 1 to provide the requested disclosure.

Craig Slivka
Securities and Exchange Commission
October 31, 2007

Results of Operations
27.	You disclose that your Consumer Services Division recorded revenues of $16.28 million in 2006, an increase of 5.8%, when compared to revenues of $15.79 million in 2005. Please revise your filing to provide a discussion of and quantify the factors contributing to the increase in sales.
Response: We have revised Amendment No. 1 to provide the requested disclosure.
28.	Please disclose the reasons for the decrease in sales to major customers Natural Alternatives and Mannatech in 2006 and 2005. Discuss, if applicable, any trends or long-term factors accounting for these decreases.
Response: We have revised Amendment No. 1 to provide the requested disclosure.
Critical Accounting Policies
29.	To enhance an investor’s understanding of your financial statements, we encourage you to better explain in MD&A the effects of your critical accounting policies applied, the judgments made in their application, and the likelihood of materially different reported results if different assumptions or conditions were to prevail. Disclosures of your critical accounting policies should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please revise your disclosure to separately discuss each accounting policy that you have determined critical to your operations. Refer to FRR 33-8350 for guidance.
Response: We have revised Amendment No. 1 to provide the requested disclosure.
30.	Please expand the discussion of your inventory obsolescence reserve of $903,000 and $791,000 as of December 31, 2006 and 2005. Discuss the specific reasons for the reserve, including the nature of the obsolescence (e.g. discontinued products, loss of potency of certain ingredients, new research regarding efficacy, etc.). Discuss the changes in the reserve, including the reasons for an increase of 14% in the reserve while inventories have decreased 22%.
Response: We have revised Amendment No. 1 to provide the requested disclosure.

Craig Slivka
Securities and Exchange Commission
October 31, 2007

For the Fiscal Year Ended December 31, 2006
Note 2 — Summary of Significant Accounting Policies
31.	Please describe to us your revenue recognition policies for specialized product development and manufacturing services provided to customers in the cosmetic and nutraceutical markets. Expand your footnote disclosure to discuss these contracts, significant terms and the related accounting policies.
Response: We have revised Amendment No. 1 to provide the requested disclosure.
32.	You disclose that certain laboratory and test equipment costs determined to have alternative future uses in other R&D activities are capitalized and depreciated as R&D expense over the life of the equipment. Please revise the filing to disclose the carrying value of capitalized R&D, where it is reported on the balance sheet (e.g. property, plant and equipment), the depreciable life, and the expense for each period presented.
Response: We have revised Amendment No. 1 to provide the requested disclosure.
Note 7 — Long-term debt
33.	You disclose your 5 million warrants have a fair value of $4.8 million, as determined by your independent appraisers. Please expand your disclosure to identify the independent appraiser(s) and provide their consent(s) in accordance with Rule 436(a) of Regulation C or delete these references.
Response: We have revised Amendment No. 1 to delete the reference to the independent appraiser.
Note 9-Commitments and Contingencies
34.	You discuss several lawsuits related to the mouthwash product and disclose, “The Company believes that Plaintiffs’ claims are without merit and intends to vigorously defend against the claim.” Please revise your disclosure to clarify whether you believe it is probable, reasonably possible or remote that losses could be material. We caution you that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. Refer to SFAS 5 for guidance.
Response: We have revised Amendment No. 1 to provide the requested disclosure.

Craig Slivka
Securities and Exchange Commission
October 31, 2007

For the Fiscal Quarter Ended June 30, 2007
35.	Please explain how you have reported the $1.7 million repayment of the Comerica credit facilities on the statement of cash flows for the period ending June 30, 2007.
Response: The $1.7 million repayment of the Comerica credit facility is included in the net principal payments on the $283,000 debt and capital lease obligations. This net figure includes all capital lease and bank debt payments and borrowings.
36.	In the discussion of liquidity and capital resources, you discuss financing efforts. You disclose you may be forced to file for reorganization or liquidation as soon as October if the second tranche of the private placement cannot be consummated; the second tranche has subsequently been finalized. We also note generic disclosure regarding reliance on cash reserves, existing credit facilities, proceeds from debt and equity offerings, etc., as well as discussion of anticipated capital expenditures. However, we do not note a comprehensive discussion of your cash requirements for the next twelve months and how you expect to meet them. Please provide a summary of your cash requirements for the next twelve months, discuss how long you can satisfy your cash requirements, and your specific viable plans to overcome your financial difficulties. Refer to Item 303(a)(1) of Regulation S-B and FRR 501.03 a and 607.02. In Note 7 and in the discussion of liquidity and capital resources you state you must maintain trailing twelve month revenue of at least $23.5 million for each fiscal quarter during 2007 and $25 million for each fiscal quarter thereafter and must have a certain secured debt coverage ratio. Please explain the rights of the noteholders in the event these covenants are not met. Based on your reported revenue for the six months ending June 30, 2007, it is not clear whether you expect to meet these covenants, what will result from non compliance, and how you plan to satisfy any resulting requirements to repay the debentures or pay interest, penalties, etc. Please revise your disclosure accordingly.
Response: We have revised Amendment No. 1 to provide the requested disclosure.
37.	Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion feature for your $8 million private placement of convertible debentures are embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133. In this regard, we note that it appears the conversion feature would meet the paragraph 12 criteria for bifurcation under SFAS 133 and thus the conversion feature would be required to be analyzed under EITF 00-19 in order to determine whether it would meet the paragraph 11(a) scope exception in SFAS 133. If the paragraph 11(a) scope exception is not met, the conversion feature would be required to be bifurcated from the debt host and accounted for as a derivative liability with changes in fair value recorded in earnings. The first step in the EITF 00-19 analysis is to determine whether the host instrument meets the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19. If the host instrument qualifies as conventional

Craig Slivka
Securities and Exchange Commission
October 31, 2007

convertible debt, the embedded conversion option would qualify for equity classification under EITF 00-19, qualify for the scope exception in paragraph 11(a) of SFAS 133 and not be bifurcated from the host instrument. If the host instrument does not qualify as conventional convertible, the embedded conversion option would be required to be analyzed further under paragraphs 12-32 of EITF 00-19. As an example, we note that if a change of control occurs, the holders can require the company to purchase the debentures for an amount based, in part, on the value of the conversion feature. Refer to paragraph 12 of EITF 00-19. Please tell us how you considered this and other relevant provisions in analyzing the conversion feature.
Response: Based on the Company’s conversations with the Staff, the Company needs to conduct additional research and analysis in order to respond to this comment. We respectfully request that the Staff allow the Company additional time to respond to this comment.
38.	Tell us how you have considered the guidance in paragraph 12 of EITF 00-19 in accounting for the Series D and Series E warrants, given the ability of the holders to require the company to repurchase the warrants at a price based on the value of the underlying stock upon a change of control.
Response: Based on the Company’s conversations with the Staff, the Company needs to conduct additional research and analysis in order to respond to this comment. We respectfully request that the Staff allow the Company additional time to respond to this comment.
39.	Please revise your filing to include a discussion to explain how you allocated proceeds from your debt issuances between the debentures and the warrants. This allocation should be in compliance with APB 14.
Response: We have revised Amendment No. 1 to provide the requested disclosure.
Liquidity and Capital Resources
40.	Please disclose the material covenants to your credit facilities and your compliance with those covenants.
Response: We have revised Amendment No. 1 to provide the requested disclosure.
41.	Please update and discuss your ability to finance operations and service your debt. Disclose any material planned financing and debt restructuring.
Response: We have revised Amendment No. 1 to provide the requested disclosure.

Craig Slivka
Securities and Exchange Commission
October 31, 2007

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis
42.	You state that in determining base salary, cash and equity compensation you consider, from time to time, executive compensation data at comparable companies in the biotechnology and medical manufacturing industries. Identify these peer group companies against which you appear to have benchmarked your compensation. Clarify how these companies and any survey data are used to determine total compensation or individual elements of compensation. Refer to Item 402(b)(2)(xiv) of Regulation S-K.
Response: We have revised Amendment No. 1 to include the requested disclosure.
43.	We note that equity and cash compensation are, in part, determined by company profitability and other predetermined performance measures. Please provide a quantitative discussion of the terms of the necessary performance objectives to be achieved in order for your named executive officers to earn their incentive compensation. Please disclose the specific target performance metrics, as well as the strategic objectives for each individual, used to determine incentive amounts. To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion and discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient.
Response: We have revised Amendment No. 1 to include the requested disclosure.
44.	You provide only a general discussion and little analysis of the effect of individual performance, even though your disclosure suggests it is a factor considered by the compensation committee. Please disclose additional qualitative, and if applicable, quantitative detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.
Response: We have revised Amendment No. 1 to include the requested disclosure.
45.	The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. We note the disparity between Ms. Turner’s compensation and that of the other named executive officers. Please provide a more detailed discussion of how and why Mr. Turner’s compensation differs from that of the other named executive officers. If

Craig Slivka
Securities and Exchange Commission
October 31, 2007

policies or decisions relating to a named executive officer are materially different than the other officers, discuss this on an individualized basis.
Response:      We have revised Amendment No. 1 to include the requested disclosure.
Summary Compensation Table
46.	With respect to the amounts listed in the option awards column, disclose by footnote the assumptions made in determining the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R. The discussion of the assumptions may be made by reference to a discussion of those assumptions in the financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis. See the Instruction to Item 402(c)(2) and (vi) of Regulation S-K.
Response:      We have revised Amendment No. 1 to include the requested disclosure.
     Additionally, the Company has acknowledged that:
     • it is responsible for the adequacy and accuracy of the disclosures in Amendment No. 1;
     • staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     • it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or additional comments regarding Amendment No. 1 and this letter to Wesley P. Williams at (214) 969-1324.
Sincerely,
/s/ Wesley P. Williams